FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 16, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Relevant fact, dated on December 16, 2003 (Tax consolidation)	3, 4

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

Terra Networks, S.A. (hereinafter, “Terra”), in fulfillment of the terms established in article 82 of the Stock Market Act, by means of this writ hereby notifies the National Stock Exchange Commission of the following

HECHO RELEVANTE—RELEVANT FACT

The Board of Directors of Terra, at its meeting held on 16 December 2003, making use of the delegation granted in its favor by the General Meetings of Shareholders of 8 June 2000 and 2 April 2003, has approved acquisition by Terra of 26,525,732 shares of Terra held by Citibank N.A. as agent in the options schemes undertaken by the company due to the integration of Lycos, Inc. These shares represent 4.41% of the stock capital.

The operation will be carried out at the prices at which Citibank, N.A. acquired the shares in Lycos Inc. to provide coverage of the Options Schemes for its employees at the time of purchase. These shares were exchanged for shares in Terra due to conclusion of the operation by Lycos, Inc. Acquisition by Terra of the shares held by Citibank, N.A. does not involve any cash outlay, as the total amount of same shall be offset against the loan that, arising from the same operation, is held by Terra at Citibank N.A. amounting to the same sum.

The objective of the acquisition of the said shares is to realize the new tax credit arising in the year 2004 and, if appropriate, in later years. That realization is achieved through integration of Terra in the consolidated tax regime of the Telefónica Group in the year 2004, as once the acquisition is performed, the additional percentage shareholding of Telefónica, S.A. amounts to 75.29% of the effective capital of Terra (stock capital minus own portfolio). Terra entering the Telefónica, S.A. Consolidated Group will allow it to carry forward the new tax credit generated, as it may be applied to the positive tax bases obtained by the Telefónica, S.A. Consolidated Group.

Cession of the tax credit to the Telefónica, S.A. Consolidated Group will be accounted for at the end of financial year 2004 as revenue on “Tax on Profit”, recognizing an account to be collected by Telefónica, S.A. for that amount. Payment of that account due collection will take place at the time when the Telefónica, S.A. Consolidated Group makes effective use of the tax credit ceded.

The tax credits generated prior to financial year 2004 by the present Terra Consolidated Group are not subject to cession and shall be compensated solely against the positive tax bases generated by the companies in that Consolidated Group.

The coverage of the option plans undertaken due to the integration of Lycos, Inc., are still guaranteed by Terra, as the shares acquired are assigned exclusively to their delivery to employees, or sale on their behalf, when they exercise their options, or if appropriate, their amortization, if exercise does not take place at maturity.

The definitive inclusion of the companies in the Terra Group within the tax consolidation regime of the Telefónica Group must be approved by the respective General Meetings of Shareholders of the companies that will become part of the Telefónica, S.A. Consolidated Group.

José Francisco Mateu Isturiz

General Counsel and Secretary to the Board of Directors of

Terra Networks, S.A.

Sent to fax number 91 585 1662, to the attention of the Market Department Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: December 16, 2003	By:	/S/ JOSÉ F. MATEU ISTURIZ

		Name:	José F. Mateu Isturiz
		Title:	General Counsel and Secretary of the Board of Directors